Exhibit 99.1

PRESS RELEASE

ERYTECH announces the approval of the merger with Pherecydes and reports the results of the Combined Shareholder’s Meeting held on June 23, 2023

•All resolutions voted with a large majority according to Board of Directors recommendations
•Company renamed Phaxiam Therapeutics, creating a world leader in phage therapy

Lyon (France), June 23, 2023 – ERYTECH Pharma (Euronext Paris & Nasdaq: ERYP) announced today that all resolutions for which the Board of Directors recommended a vote in favor, including the approval of the merger with Pherecydes, were adopted by its shareholders at the Combined General Meeting that was held today, June 23, 2023

The adopted resolutions include:
•Approval of the annual financial statements and consolidated financial statements for the year ended December 31, 2022;
•Allocation of the financial year's results;
•Approval of the statutory auditors’ special report on regulated agreements and commitments with related parties;
•Approval of the elements of total compensation and benefits paid or allocated for the year ended December 31, 2022 to Gil BEYEN and Jean-Paul KRESS and of the compensation policy for executive corporate officers and board members;
•Renewal of the terms of office as Directors of Hilde WINDELS BV and Mrs. Martine George;
•Ratification of the appointment of Mr. Didier Hoch and Go Capital (Mrs. Leila Nicolas) as Directors;
•Appointment of Mr. Robert Sebbag and Mr. Eric Leire as Directors;
•Approval of the merger with Pherecydes and modification of the corporate name;
•Delegation of authority to the Board of Directors to carry out a reverse stock-split;
•Delegations of authority to the Board of Directors to issue shares or other marketable securities convertible into shares to be issued immediately or in the future by the Company, with or without preferential subscription rights for the shareholders;
•Authorization for the Board of Directors to grant free shares, share subscription and/or share purchase options and/or to issue share subscription warrants to corporate officers and employees of the Company or companies in the ERYTECH Pharma Group.

The full results of all matters voted on at the meeting can be viewed on the Company’s website at www.erytech.com, within the Shareholders Meeting/2023 section under the Investors tab.

The merger between Erytech and Pherecydes has been approved by the Combined General Meeting on the basis of an exchange ratio of 4 Pherecydes shares for 15 Erytech shares (the "Merger") which gave full powers to Erytech's Board of Directors to record the definitive completion of the Merger. Erytech shareholders also approved the change of Erytech's corporate name to "Phaxiam Therapeutics".

At the Pherecydes Combined General Meeting held today at 1pm, after the Erytech Combined General Meeting, all the resolutions supported by the Pherecydes Board of Directors were approved, including those relating to the Merger.

The Erytech Board of Directors met after the Pherecydes Combined General Meeting and acknowledged the completion of the Merger. The Merger took effect today and entails the dissolution of Pherecydes without liquidation. For accounting and tax purposes, the Merger is retroactive to January 1st, 2023.

These approvals will enable the creation of Phaxiam Therapeutics, a world leader in phage therapy, to meet the major challenges of public health and European sovereignty.

The new Phaxiam Therapeutics shares resulting from the Merger will be admitted to trading on compartment C of Euronext Paris under ISIN code FR0011471135 on June 29, 2023. Settlement and delivery of the new Phaxiam Therapeutics shares will take place on July 3, 2023.

In the event that the number of Phaxiam Therapeutics shares to which a Pherecydes shareholder is entitled does not correspond to a whole number of Phaxiam Therapeutics shares, the shareholder will receive the number of shares immediately below, plus the balance in full, a balancing payment in cash based on the price at which the Phaxiam Therapeutics shares corresponding to fractional shares have been sold by the financial intermediaries, within thirty days of the latest of the dates on which the number of Phaxiam Therapeutics shares allotted is recorded in the account of Pherecydes shareholders.

Indicative timetable of the Merger process following the Combined Shareholder's Meeting:

Erytech's Board of Directors acknowledging the definitive completion of the Merger and deciding on the corresponding capital increase.	June 23, 2023
Publication of Euronext notice relating to the issue of new shares in consideration for the Merger.	June 26, 2023
Settlement and admission to trading on the regulated market of Euronext Paris of the new shares issued in consideration for the Merger.	July 3, 2023
Registration with the SEC and listing on Nasdaq of the American Depositary Shares (ADS) representing the new shares issued as consideration for the Merger.	July 3, 2024

About ERYTECH
ERYTECH is a biopharmaceutical company developing innovative red blood cell-based therapeutics for severe forms of cancer and orphan diseases.
On February 15, 2023, ERYTECH announced its intended strategic combination with PHERECYDES to create a global player in extended phage. More detail can be found in the press release.
ERYTECH is listed on the Nasdaq Global Select Market in the United States (ticker: ERYP) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: ERYP). ERYTECH is part of the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indexes.
For more information, please visit www.erytech.com

CONTACTS

ERYTECH Eric Soyer CFO & COO	NewCap Mathilde Bohin / Louis-Victor Delouvrier Investor relations Nicolas Merigeau Media relations
+33 4 78 74 44 38 investors@erytech.com	+33 1 44 71 94 94 erytech@newcap.eu

Forward-looking information
This press release contains forward-looking statements, forecasts and estimates with respect to the clinical results from and the development plans of eryaspase, business and regulatory strategy and anticipated future performance of ERYTECH and of the market in which it operates. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. All statements contained in this press release other than statements of historical facts are forward-looking statements, including, without limitation, statements regarding ERYTECH’s business and regulatory strategy and its evaluation of potential strategic transactions. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond ERYTECH's control. Therefore, actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) the failure to achieve certain regulatory and commercial milestones; (2) the inability to maintain the listing of ERYTECH’s shares on the Nasdaq Global Select market and the Euronext regulated market; (3) changes in applicable laws or regulations; (4) the possibility that ERYTECH may be adversely affected by other economic, business and/or competitive factors; (5) the inability to agree to terms on a long-term supply agreement with Catalent; and (6) other risks and uncertainties indicated from time to time in ERYTECH’s regulatory filings. Further description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers (AMF), the Company’s Securities and Exchange Commission (SEC) filings and reports, including in the Company’s 2021 Universal Registration Document (Document d’Enregistrement Universel) filed with the AMF on April 27, 2022 and in the Company’s Annual Report on Form 20-F filed with the SEC on April 28, 2022 and future filings and reports by the Company. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements. ERYTECH disclaims any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in ERYTECH’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by law.